PROSPECTUS  SUPPLEMENT
(TO PROSPECTUS DATED JUNE 11, 1997)

                                 300,000 SHARES

                           BRADLEY REAL ESTATE, INC.
                                  COMMON STOCK

     All the shares of common stock of Bradley Real Estate, Inc. (the "Company") offered hereby (the "Shares") are being sold by the Company. The Company's common stock, par value $0.01 per share (the "Common Stock"), is listed on the New York Stock Exchange (the "NYSE") under the symbol "BTR." On December 4, 1997, the last reported sale price of the Common Stock on the NYSE was $20.50 per share.

     Ownership of more than 9.8% of the Common Stock is restricted in order to preserve the Company's status as a real estate investment trust ("REIT") for federal income tax purposes. See "Description of Capital Stock -- Restrictions on Transfer" in the accompanying Prospectus.

                         ------------------------------

   THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. SEE "RISK
          FACTORS" BEGINNING ON PAGE 5 OF THE ACCOMPANYING PROSPECTUS.

                         ------------------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

===============================================================================================
                                              Price to        Underwriting      Proceeds to
                                               Public         Discount(1)        Company(2)
-----------------------------------------------------------------------------------------------
Per Share................................       $20.50           $0.82             $19.68
-----------------------------------------------------------------------------------------------
Total....................................     $6,150,000        $246,000         $5,904,000
===============================================================================================

(1) The Company has agreed to indemnify C. E. Unterberg, Towbin (the "Underwriter") against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting."
(2) Before deducting expenses payable by the Company estimated at $50,000.

     The Shares offered hereby are offered by the Underwriter subject to prior sale, when, as and if delivered to and accepted by the Underwriter and subject to its right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the Shares will be made in New York, New York on or about December 9, 1997.

                         ------------------------------

                            C. E. UNTERBERG, TOWBIN

                                December 4, 1997

     IN CONNECTION WITH THE OFFERING, THE UNDERWRITER MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     The following information contained in this Prospectus Supplement is qualified in its entirety by the detailed information appearing elsewhere in this Prospectus Supplement or the accompanying Prospectus or incorporated therein by reference. As used herein, the term "Company" includes Bradley Real Estate, Inc., a Maryland corporation, and its subsidiaries, including Bradley Operating Limited Partnership (the "Operating Partnership"), a Delaware limited partnership, and its subsidiaries, or, as the context may require Bradley Real Estate, Inc. only.

     Statements made or incorporated in this Prospectus Supplement and the accompanying Prospectus include forward-looking statements within the meaning of
Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Forward-looking statements include, without limitation, statements containing the words "anticipates", "believes", "expects", "intends", "future", and words of similar import which express management's belief, expectations or intentions regarding the Company's future performance or future events or trends. Forward-looking statements involve known and unknown risks, uncertainties and other factors, including those factors identified under "Risk Factors" in the accompanying Prospectus, which may cause actual results, performance or achievements of the Company to differ materially from anticipated future results, performance or achievements expressly or implied by such forward-looking statements. In addition, the Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

                                  THE COMPANY

     Bradley Real Estate, Inc. is a fully-integrated real estate operating company, which owns and operates community and neighborhood shopping centers in the Midwest region of the United States. As of the date of this Prospectus Supplement, the Company owns 46 properties (44 shopping centers and two office/retail properties) in 11 states, aggregating approximately 8.8 million square feet of gross leasable area ("GLA"). Title to such properties is held by or for the benefit of the Operating Partnership, of which the Company is the sole general partner and the owner of approximately 95% of the economic interests in the Operating Partnership.

     The Company's strategic objective is to become an owner of grocery-anchored, open-air community and neighborhood shopping centers in the upper Midwest, generally consisting of the states of Illinois, Indiana, Iowa, Kansas, Michigan, Minnesota, Missouri, Nebraska, North Dakota, Ohio, South Dakota and Wisconsin. The Company currently owns properties in seven states in this region. Through past experience as well as current research, the Company believes that this region is economically strong and diverse and provides a favorable environment for the acquisition, ownership and operation of retail properties. The Company evaluates prospects in both metropolitan statistical areas defined by the U.S. Census Bureau and secondary markets within this region that offer opportunities for favorable investment returns and long-term cash flow growth. The Company favors grocery-anchored centers because, based on its past experience, such properties offer strong and predictable daily consumer traffic and are less susceptible to downturns in the general economy than apparel- or leisure-anchored shopping center properties.

     The Company regularly evaluates, and engages in discussions with public and private entities regarding possible portfolio or asset acquisitions or business combinations. Since January 1, 1997, the Company has acquired 17 shopping centers which meet its investment criteria and expects to complete additional acquisitions during the remainder of the year, although there can be no assurance that further acquisitions will be made within its target markets. These 17 shopping centers are located in Illinois, Indiana, Iowa, Minnesota, Missouri and Wisconsin and have an aggregate of approximately 1.8 million square feet of GLA for an aggregate acquisition cost of approximately $117.7 million. The Company seeks to create an income stream diversity across many Midwest markets in order to insulate the Company from economic trends affecting any particular market.

     The Company has elected to qualify as a REIT for federal income tax purposes since its organization in 1961. The Company is the nation's oldest continuously qualified REIT.

     The Company is incorporated under the laws of the State of Maryland. Its offices are located at 40 Skokie Boulevard, Suite 600, Northbrook, Illinois 60062-1626. Its telephone number is (847) 272-9800.

                              CERTAIN TRANSACTIONS

     A. Robert Towbin, a member of the Board of Directors of the Company, serves as a Managing Director of C.E. Unterberg, Towbin, the underwriter of the offering contemplated by this Prospectus Supplement. C.E. Unterberg, Towbin will receive an aggregate amount of $246,000 as compensation in connection with the offering. See "Underwriting." The Underwriter has not performed any other services for the Company during the last fiscal year.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the Shares, after deducting the underwriting discount and expenses, will be approximately $5,854,000. Pursuant to the partnership agreement governing the Operating Partnership, the Company is required to contribute all proceeds from the sale of the Shares to the Operating Partnership in exchange for additional partnership units. The Company, as general partner of the Operating Partnership, intends to cause the Operating Partnership to use the net proceeds from the sale of the Shares to reduce outstanding indebtedness incurred under its line of credit, with the expectation that the Company may reborrow under the line for the acquisition, development, renovation and expansion of properties. Following this offering, the Company will have approximately $36.0 million of potential availability under the line of credit. The line of credit matures on March 15, 1999 and outstanding borrowings under the line of credit bear interest at a variable rate, depending upon the rating assigned by recognized rating agencies, which rate is currently the lower of the lead bank's base rate or 1.375% over the London InterBank Offer Rate.

                       FEDERAL INCOME TAX CONSIDERATIONS

     The 1997 Tax Act made changes to the Code, particularly with respect to the taxation of capital gain income. Potential purchasers of Shares are urged to read the following description of relevant federal income tax considerations, rather than the description contained under the caption "Federal Income Tax Considerations" in the accompanying Prospectus. References in the following description to the "Code" include the Code as amended by the 1997 Tax Act. Goodwin, Procter & Hoar LLP has confirmed to the Company that its opinion expressed in the first paragraph of the following description is not altered by virtue of the 1997 Tax Act.

     The Company has elected to qualify as a REIT under the Code. In the opinion of Goodwin, Procter & Hoar LLP, the Company has been organized in conformity with the requirements for qualification as a REIT under the Code, and its manner of operation has met and will continue to meet the requirements for qualification and taxation as a REIT under the Code. This opinion is based on various assumptions and is conditioned upon representations made by the Company as to factual matters and the continuation of such factual matters. Investors should be aware, however, that opinions of counsel are not binding upon the Internal Revenue Service ("IRS") or any court. Moreover, such qualification and taxation as a REIT in any tax year depends upon the Company's ability to meet in its actual results for the tax year the various source of income, ownership of assets, distribution and diversity of ownership requirements of the Code for qualification as a REIT, which results will not be reviewed by Goodwin, Procter & Hoar LLP. Accordingly, no assurance can be given that the actual results of the Company for any particular tax year will in fact satisfy the requirements for qualification. Likewise, although the Company believes that it has operated in a manner which satisfies the REIT qualification requirements under the Code since its organization in 1961, no assurance can be given that the Company's qualification as a REIT will not be challenged by the IRS for taxable years still subject to audit.

     The provisions of the Code pertaining to REITs are highly technical and complex. The following is a brief and general summary of certain provisions that currently govern the federal income tax treatment of the Company and its stockholders. For the particular provisions that govern the federal income tax treatment of the Company and its stockholders, reference is made to Sections 856 through 860 of the Code and the regulations thereunder. The following summary is qualified in its entirety by such reference. This discussion does not address any state tax considerations or issues that arise as a result of an investor's special circumstances or special status under the Code.

     Under the Code, if certain requirements are met in a taxable year, including the requirement that the REIT distribute to its stockholders at least 95% of its real estate investment trust taxable income (computed without regard to the dividends paid deduction and the Company's net capital gain) for the taxable year, a REIT generally will not be subject to federal income tax with respect to income that it distributes to its stockholders. However, the Company may be subject to federal income tax under certain circumstances, including taxes at regular corporate rates on any undistributed REIT taxable income or net capital gains, the alternative minimum tax on its items of tax preference, and taxes imposed on income and gain generated by certain extraordinary transactions. As discussed below, however, for taxable years beginning after December 31, 1997 stockholders may be credited for all or a portion of the taxes paid by the Company on its retained net capital gains. If the Company fails to qualify during any taxable year as a REIT, unless certain relief provisions are available, it will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates, which could have a material adverse effect upon its stockholders. For additional discussion of certain issues relating to the Company's qualification as a REIT that arise as a result of its merger acquisition of Tucker Properties Corporation in March 1996, see "Risk Factors -- Adverse Consequences of Failure to Qualify as a REIT and Other Tax Risks" in the accompanying Prospectus.

     The Company may elect to retain and pay income tax on its net long-term capital gains received during the taxable year. For taxable years beginning after December 31, 1997, if the Company so elects for a taxable year, the stockholders would include in income as long-term capital gains their proportionate share of such portion of the Company's undistributed long-term capital gains for the taxable year as the Company may designate. A stockholder would be deemed to have paid his share of the tax paid by the Company on such undistributed capital gains, which would be credited or refunded to the stockholder. The stockholder's basis in his Common Stock would be increased by the amount of undistributed long-term capital gains included in the stockholder's long-term capital gains, less such stockholder's share of the capital gains tax paid by the Company. As discussed below, stockholders should note that the IRS has issued Notice 97-64 which provides interim guidance on the proper treatment of capital gains dividends and undistributed capital gains for individuals, estates and certain trusts.

     As long as the Company qualifies as a REIT, distributions made to the Company's taxable U.S. Stockholders out of current or accumulated earnings and profits (and not designated as a capital gain dividends) will be taken into account by such U.S. Stockholders as ordinary income and will not be eligible for the dividends received deduction generally available to corporations. As used herein, the term "U.S. Stockholder" means a holder of Common Stock that for United States federal income tax purposes is (i) a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof, (iii) an estate, the income of which is subject to United States federal income taxation regardless of its source or (iv) a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust and (v) is not an entity that has a special status under the Code (such as a tax-exempt organization or dealer in securities). Subject to the discussion below regarding the changes to the capital gains tax rates, distributions that are designated as capital gains dividends will be taxed as capital gains (to the extent they do not exceed the Company's actual net capital gain for the taxable year) without regard to the period for which the stockholder has held his or her Common Stock. However, corporate stockholders may be required to treat up to 20% of certain capital gain dividends as ordinary income. Capital gain dividends are not eligible for the dividends-received deduction for corporations.

     The 1997 Tax Act alters the taxation of capital gain income. Under the 1997 Tax Act, individuals (as well as estates and certain trusts) who hold capital assets for more than 18 months will be taxed at a maximum long-term capital gain rate of 20% on the sale or exchange of those investments. Gains from capital assets held for more than 12 months but not more than 18 months will be taxed at a maximum mid-term capital gain rate of 28%. The Act also provides a maximum rate of 25% for "unrecaptured section 1250 gain" for individuals, trusts, and estates and special rules for "qualified 5-year gain," and makes other changes to prior law. The 1997 Tax Act allows the IRS to prescribe regulations on how the 1997 Tax Act's new capital gain rates will apply to sales of capital assets by "pass- through entities," which include REITs such as the Company. IRS Notice 97-64 describes temporary regulations that will be issued in regard to the proper treatment of capital gain dividends and undistributed capital gains of REITs and gives interim guidance that should be followed in this area until further notice. To the extent that the Company has net capital gain for a taxable year, dividends paid during the year (or that are deemed to be paid for taxable years beginning after December 31, 1997) may be designated by it as capital gain dividends. In general, a capital gain dividend is treated by the stockholders as a gain from the sale or exchange of a capital asset held for more than one year. If the Company designates a dividend as a capital gain dividend for a taxable year ending on or after May 7, 1997, it may also designate the dividend as a 20% rate gain distribution, an unrecaptured section 1250 gain distribution, or a 28% rate gain distribution. Unless specifically designated otherwise by the Company, a distribution designated as a capital gain dividend will be taxable as a 28% rate gain distribution. If any capital gain dividend is received on or after May 7, 1997, but is treated as being paid during a taxable year that ends on or before that date, the dividend will be taxable as a 28% rate gain distribution. This interim guidance may be changed in the future. As a result, prospective investors are urged to consult their own tax advisors with respect to the proper treatment of capital gain dividends and undistributed capital gains.

     Distributions, other than capital gain dividends, in excess of current and accumulated earnings and profits will not be taxable to a stockholder to the extent that they do not exceed the adjusted basis of the stockholder's Common Stock, but rather will reduce the adjusted basis of such stock. To the extent that distributions in excess of current and accumulated earnings and profits exceed the adjusted basis of a stockholder's Common Stock, the distribution will be treated as long-term capital gain or loss if the shares of Common Stock have been held for more than 12 months (or, in the case of individuals, estates and certain trusts, mid-term capital gain or loss if the shares have been held for more than 12 months but not more than 18 months and long-term capital gain or loss if the shares have been held for more than 18 months) and otherwise as short-term capital gain or loss. In addition, any dividend declared by the Company in October, November or December of any year and payable to a stockholder of record on a special date in any such month shall be treated as both paid by the Company and received by the stockholder on December 31 of such year, provided that the distribution is actually paid by the Company during January of the following calendar year.

     Stockholders may not include in their individual income tax returns any net operating losses or capital losses of the Company. Instead, such losses would be carried over by the Company for potential offset against its future income (subject to certain limitations). Taxable distributions from the Company and gain from the disposition of Common Stock will not be treated as passive activity income and, therefore, stockholders generally will not be able to apply any "passive activity losses" (such as losses from certain types of limited partnerships in which the stockholder is a limited partner) against such income. In addition, taxable distributions from the Company generally will be treated as investment income for purposes of the investment interest deduction limitations. Capital gain distributions and capital gains from the disposition of Common Stock (and distributions treated as such) will be treated as investment income for purposes of the investment interest deduction limitations only if and to the extent the stockholder so elects, in which case such capital gain distributions and capital gains will be taxed at ordinary income rates to the extent of such election. The Company will notify stockholders after the close of the Company's taxable year as to the portions of the distributions attributable to that year that constitute ordinary income, return of capital, and capital gain.

     Investors are urged to consult their own tax advisors with respect to the appropriateness of an investment in the Shares offered hereby and with respect to the tax consequences arising under federal law and the laws of any state, municipality or other taxing jurisdiction, including tax consequences resulting from such investor's own tax characteristics. In particular, foreign investors should consult their own tax advisors concerning the tax consequences of an investment in the Company, including the possibility of United States income tax withholding on Company distributions.

                                  UNDERWRITING

     Under the terms and subject to the conditions of an Underwriting Agreement dated as of December 4, 1997 (the "Underwriting Agreement") between the Company and the Underwriter, the Underwriter has agreed to purchase from the Company 300,000 shares of Common Stock.

     The Company has been advised by the Underwriter that it proposes to offer the Shares in part to the public at the price to the public set forth on the cover page of this Prospectus Supplement, and in part to certain securities dealers (who may include the Underwriter) at such price less a concession not in excess of $0.82 per share.

     The Company has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act or to contribute to payments the Underwriter may be required to make in respect thereof. The Company has also agreed to reimburse the Underwriter for certain expenses.

     The Shares offered and sold hereby have been listed on the NYSE, subject to official notice of issuance.

     Until the offering is completed, the rules of the Securities and Exchange Commission may limit the ability of the Underwriter to bid for and purchase Common Stock. As an exception to these rules, the Underwriter is permitted, subject to certain restrictions, to engage in certain transactions that stabilize the price of the Common Stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Stock.

     If the Underwriter creates a short position in the Common Stock in connection with the offering, (i.e., if it sells more Shares than are set forth on the cover page of this Prospectus Supplement) the Underwriter may reduce that short position by purchasing shares of Common Stock in the open market.

     In general, purchases of a security for the purpose of stabilization could cause the price of the security to be higher than it might be in the absence of such purchases.

     Neither the Company nor the Underwriter makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above might have on the price of the Common Stock. In addition, neither the Company nor the Underwriter makes any representation that the Underwriter will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

     A. Robert Towbin, a member of the Board of Directors of the Company, serves as a Managing Director of the Underwriter. The Underwriter has not performed any other services for the Company during the last fiscal year.

                                 LEGAL MATTERS

     Certain legal matters, including the legality of the Shares, will be passed upon for the Company by Goodwin, Procter & Hoar LLP, Boston, Massachusetts. William B. King, whose professional corporation is a partner in Goodwin, Procter & Hoar LLP, is Secretary of the Company and is the beneficial owner of approximately 9,000 shares of Common Stock. Certain legal matters for the Underwriter will be passed upon by Rogers & Wells, New York, New York. As to matters of Maryland law, Rogers & Wells will rely upon the opinion of Goodwin, Procter & Hoar LLP.